Exhibit 99.1

NEWS RELEASE - TSX & ASX: OYM, OTCBB: OLYMF, & FSE: OP6

OLYMPUS ANNOUNCES PROGRESS AT BAU PROJECT AND DRAWS CARLIN TREND ANALOGY

DRILLING  & FEASIBILITY HIGHLIGHTS:

In-fill and, step-out drilling continues to intersect significant gold mineralization in Bau Central. Recent results include:

➢	15.90m @ 7.35 g/t Au in hole BYDDH-12

➢	11.00m @ 11.71 g/t Au in hole BYDDH-17

➢	3.00m @ 10.25 g/t Au in hole BYDDH-20

➢	4.70m @ 8.14 g/t Au in hole BYDDH-21

➢	9.00m @ 7.49 g/t Au in hole BYDDH-31

➢	78.30m @ 2.01 g/t Au in hole JUDDH-11

➢	16.50m @ 3.08 g/t Au in hole JUDDH-13

The current (20,000 meters) drilling programme continues. A fourth diamond drilling rig has been contracted for delivery to the site in December. The result of an updated Bau Central gold resource estimate is expected to be announced early in the new-year.

Bau Central definitive feasibility study for stage one production is advancing on schedule.

Toronto, December 5, 2011 - Olympus Pacific Minerals Inc. Chief Executive Officer, John Seton, is pleased to announce continuing exploration success and substantial progress with stage one mining feasibility studies in the Company’s Bau Central property in Sarawak, East Malaysia.

John Seton, said: “The Bau Central feasibility study continues to deliver positive outcomes while concurrent exploration continues to deliver exciting results from within the Bau Central deposits with strong analogies to Nevada’s Carlin trend”. ”Progress to date supports our expectation that Bau Central startup production will commence in 2014 and that the Bau Goldfield will ultimately become a substantial gold producing district”.

EXPLORATION

Olympus has been aggressively exploring the 17 km long Bau Central mineralization trend since first acquiring the property in 2009.

The Bau gold trend contains 34 known gold prospects at various stages of exploration advancement. The current JORC/NI 43-101 global resource stands at 2.45Moz. This comprises 0.56M oz “Indicated” (10,963,000t @ 1.60g/t Au) and 1.89M oz “Inferred” (35,808,000t @ 1.64g/t Au) (See Olympus press release dated June 24, 2010).

Geological, geophysical, and geochemical studies, including surface trenching and an extensive (20,000 meters) diamond drilling programme are in progress to further expand and upgrade this previously announced resource and support concurrent mining feasibility studies.

A fully independent, internationally accredited fire assay laboratory has been established on site by SGS to ensure international standard assay quality controls and expedite sample turnaround time. Three diamond drill rigs are currently operating a double-shift and a fourth has been contracted for delivery to site in December.

Subsequent to prior exploration results announcements (See Olympus press releases dated October 11, October 4, and May 19, 2011), ongoing in-fill and step-out drilling around the old BYG open-pit in the Bekajang Sector of the Bau Central trend has continued to intersect significant gold mineralization, including:

➢	15.90m @ 7.35 g/t Au in hole BYDDH-12

➢	11.00m @ 11.71 g/t Au in hole BYDDH-17

➢	3.00m @ 10.25 g/t Au in hole BYDDH-20

➢	4.70m @ 8.14 g/t Au in hole BYDDH-21

➢	9.00m @ 7.49 g/t Au in hole BYDDH-31

A full table of significant gold intercepts from the BYG pit area is presented in Appendix A. Selected holes are shown in the 3D perspective drawing on right.

This gold mineralization is associated with auriferous quartz-carbonate-sulphide veins, vein stockworks, and tectonic/hydrothermal breccias developed principally within fault jogs and at major fault intersections. To the immediate west, a separate zone of disseminated gold style mineralization is now being drilled within an adjacent intrusive stock of dacitic composition. All these zones presently remain open-ended, both laterally and at depth.

Exploration is also concurrently in progress within the Jugan Sector, where trenching and step-out drilling is testing open-ended strike and depth extensions. Analysis of a DIGHEM geophysical dataset has also revealed other prospective Jugan-style anomalies coincident with positive geological and geochemical indicators.

Results from 2011 exploration (including the 20,000 meters drilling programme are now being modelled. An update of the global Bau Central gold resource is scheduled for announcement early in the new-year.

Additionally, the company holds a portfolio of regional exploration tenements on which reconnaissance appraisals have also returned promising results.

MINING FEASIBILITY STUDY

Bau project exploration is expected to increase global JORC/NI 43-101 resource estimates from the current 2.45M oz level early next year. The resources lie within several sectors spread along the 17 km long Bau Central mineralization trend. Because these sectors are at varying stages of exploration and feasibility assessment, the project mining strategy involves prioritizing the sectors for phased development.

Mining feasibility studies are currently most advanced in respect of Jugan Sector. Jugan is a near-surface gold deposit that outcrops as a low hill to the northern end of the Bau Central gold trend. This is a sparsely populated and undeveloped area, where social and environmental factors are deemed favourable to rapid mining development.

The Jugan deposit comprises disseminated carbonate replacement (Carlin style) mineralization, hosted within a thick shale/sandstone sedimentary sequence that is transacted by deep faulting and intruded by dacite porphyry stocks, dykes and sills.

Based largely on a historic dataset comprising 44 trenches and 144 drill holes (91 diamond holes and 53 reverse circulation holes), the Jugan deposit has to date been modelled down to between 60 and 200 meters. Significantly, the current deposit boundaries (as defined by a 0.75 g/t Au grade cut-off) remain open in several lateral extensions and at depth. Combined with ongoing geophysical modelling surface, and geochemical studies, trenching and step-out drilling, these open-ended extensions provide potential to increase the resource and map out higher grades within a deep feeder zone.

Follow-up trenching and diamond drilling (approx. 5,900 meters planned in 45 holes) has recently commenced. Some 673 meters of trenching (in 7 trenches) and 16 diamond drill holes have to date been completed (logging/assay/interpretation still in progress). The programme objective is to increase the drill/sample density, precisely delineate the resource boundaries, improve the geological model, explore open-ended extensions and upgrade the presently “indicated” resource to predominantly “measured” category. Initial drilling results include: 78.30m @ 2.01 g/t Au in hole JUDDH-11 and 16.5m @ 3.02 g/t Au (from surface) in JUDDH-13.The programme will be completed early next year when a new Jugan resource update is expected to be announced.

Based on the existing NI JORC/NI 43-101 resource: 563,000 oz gold (10,963,000t @ 1.60 g/t Au) “indicated” at a lower grade cut-off of 0.75 g/t Au), mining feasibility studies are progressing well. Bench-scale metallurgical test-work to date has indicated that metallurgical recoveries in the order of 85% may be achievable. Advanced metallurgical studies are now in progress to optimize the gold recovery process route. Base-line environmental studies are continuing along with the development of a community consultation programme.

Subject to favourable feasibility results, the Jugan development time-line provides for engineering, procurement and construction during 2013 and production in 2014.

The BYG Pit area of the Bekajang Sector (refer to the “exploration” section above and to Appendix A drill results) constitutes the proposed 2nd phase of Bau Central mining development. The Bekajang JORC/NI 43-101 resource: 499,500 oz gold (6,962,000t @ 2.23 g/t Au) “inferred” at a lower grade cut-off of: 0.75 g/t Au) is expected to increase after geological and grade modelling of recent drill results. Accordingly, the Bau Central feasibility study will next year focus on parallel development of both the Jugan and Bekajang Sectors. Subject to positive feasibility results, the potential is for a new Bekajang mine to be brought into production subsequent to the Jugan mine’s scheduled startup in 2014.

BAU PROJECT BACKGROUND

The Bau property is a brown-field project, spread over a large geographic area in which the Company owns rights to mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia.

The Bau Goldfield has been intermittently mined since the mid 19th century. Historic production is estimated at > 3M oz gold. The most recent was the Tai Parit mine, which closed in 1996 after producing 1.2M oz gold from a single open-pit.

The Bau Goldfield lies within the Borneo metalliferous belt, which contains many other important gold mining camps, including Kelian, Mamut and Masupa.

The geology and mineralization of the Bau Goldfield have been compared with that of the Carlin District of Nevada, USA (cumulative production > 60M oz).

The property was acquired pursuant to the Company’s merger with Zedex Minerals Ltd. in 2009 (See Olympus press release dated December 17, 2009).

The Goldfield has previously been explored by a number of companies, including Menzies Gold NL, Cameco and RGC, but this is the first time that detailed and systematic exploration has been conducted using modern state-of-the-art exploration techniques over a sustained period.

Company equity in the Bau Goldfield Project operating joint venture company (North Borneo Gold Sdn Bhd) currently stands at 80.53%. The company plans to acquire an additional interest to bring its total stake to 93.55% within the next two and a half years.

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, the Bong Mieu and Phuoc Son mines in Central Vietnam, and Capcapo in the Philippines.

The Company expects to substantially expand its combined gold production capacity by 2014. East Malaysia is our primary focus and Phase One of Bau Central is now in full feasibility (See Olympus press release dated September 8, 2011). Vietnam will continue its production development activities to enable continued cash contribution to assist in funding a significant portion of our future development expenditures. Olympus also contemplates an increase of its attributed gold resources through the exploration of its advanced properties having demonstrably large upside potential.

OLYMPUS PACIFIC MINERALS INC.

John A.G. Seton

Chief Executive Officer

For further information contact:

James W. Hamilton,

Vice-President Investor Relations

T: (416) 572-2525 or TF: 1-888-902-5522

F: (416) 572-4202

info@olympuspacific.com

www.olympuspacific.com

The technical information in this press release has been prepared under the supervision of Mr. Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

APPENDIX A: SIGNIFICANT BEKAJANG DRILL ASSAY RESULTS

Note: True Widths Not Determined

Hole No	From (m)	To (m)	Length (m)	Au (g/t)	Status
BYDDH-02	1.90	5.50	3.60	1.06	Final
BYDDH-02	7.70	10.70	3.00	0.50	Final
BYDDH-02	15.50	55.50	40.00	4.79	Final
BYDDH-02 - incl	15.50	17.00	1.50	5.47	Final
BYDDH-02 - and	28.80	31.00	2.20	16.51	Final
BYDDH-02 - and	37.35	55.50	18.15	7.30	Final
BYDDH-02 - with	44.00	47.00	3.00	15.20	Final
BYDDH-03	20.00	21.00	1.00	0.64	Final
BYDDH-03	27.00	28.00	1.00	1.27	Final
BYDDH-03	31.00	34.00	3.00	1.24	Final
BYDDH-04	0.00	0.70	0.70	1.52	Final
BYDDH-04	4.70	8.80	4.10	1.68	Final
BYDDH-04	34.65	82.00	47.35	4.53	Final
BYDDH-04 - incl	55.00	69.00	14.00	7.54	Final
BYDDH-04 - with	62.00	65.00	3.00	21.50	Final
BYDDH-04	86.70	89.30	2.60	2.41	Final
BYDDH-04	117.00	118.25	1.25	3.54	Final
BYDDH-04	136.00	137.00	1.00	1.61	Final
BYDDH-05	218.40	219.40	1.00	0.50	Final
BYDDH-06	1.00	2.00	1.00	1.17	Final
BYDDH-06	6.00	9.00	3.00	0.59	Final
BYDDH-06	11.00	13.00	2.00	1.28	Final
BYDDH-06	19.00	31.00	12.00	3.35	Final
BYDDH-06 - incl	20.00	21.00	1.00	24.60	Final
BYDDH-06	36.00	42.00	6.00	8.56	Final
BYDDH-06 - incl	36.85	39.10	2.25	21.69	Final
BYDDH-06	68.50	71.00	2.50	3.26	Final
BYDDH-06	88.00	89.00	1.00	0.53	Final
BYDDH-07	0.00	5.00	5.00	1.90	Final
BYDDH-07	10.40	11.70	1.30	0.68	Final
BYDDH-07	145.00	146.00	1.00	0.60	Final
BYDDH-07	150.00	151.00	1.00	3.80	Final
BYDDH-07	161.00	165.30	4.30	1.57	Final
BYDDH-07	192.00	193.20	1.20	7.18	Final

BYDDH-08	83.00	85.00	2.00	0.84	Final
BYDDH-09	0.00	5.30	5.30	1.02	Final
BYDDH-09	10.00	11.00	1.00	0.67	Final
BYDDH-09	15.60	18.70	3.10	0.89	Final
BYDDH-09	45.00	46.00	1.00	5.52	Final
BYDDH-09	62.50	65.50	3.00	4.88	Final
BYDDH-09 - incl	63.50	64.50	1.00	10.30	Final
BYDDH-09	75.00	83.60	8.60	24.07	Final
BYDDH-09 - incl	76.30	80.20	3.90	48.47	Final
BYDDH-09	95.95	97	1.05	0.94	Final
BYDDH-10	1.00	3.90	2.90	1.03	Final
BYDDH-10	8.90	9.90	1.00	0.51	Final
BYDDH-10	10.90	11.90	1.00	0.54	Final
BYDDH-10	51.10	55.10	4.00	0.80	Final
BYDDH-10	60.10	66.65	6.55	2.10	Final
BYDDH-10 - incl	63.00	64.00	1.00	9.70	Final
BYDDH-10	69.00	70.00	1.00	0.92	Final
BYDDH-11	1.20	2.50	1.30	1.26	Final
BYDDH-12	21.45	24.10	2.65	0.68	Final
BYDDH-12	26.15	26.40	0.25	0.97	Final
BYDDH-12	54.25	59.70	5.45	1.31	Final
BYDDH-12	116.00	131.90	15.90	7.35	Final
BYDDH-12 - incl	123.00	128.00	5.00	18.16	Final
BYDDH-12	143.00	144.20	1.20	0.75	Final
BYDDH-13	0.00	4.10	4.10	0.79	Final
BYDDH-13	5.00	5.30	0.30	2.65	Final
BYDDH-13	8.70	9.00	0.30	1.50	Final
BYDDH-13	14.30	14.80	0.50	5.82	Final
BYDDH-13	15.60	16.70	1.10	5.98	Final
BYDDH-13	27.10	27.40	0.30	2.51	Final
BYDDH-13	34.80	48.30	13.50	1.54	Final
BYDDH-13	58.00	60.00	2.00	0.81	Final
BYDDH-13	63.00	85.00	22.00	0.83	Final
BYDDH-13	91.00	93.00	2.00	0.74	Final
BYDDH-13	97.00	98.00	1.00	0.66	Final
BYDDH-13	105.00	106.00	1.00	0.58	Final
BYDDH-13	115.00	116.00	1.00	0.51	Final
BYDDH-13	126.20	127.00	0.80	0.64	Final
BYDDH-13	192.00	193.00	1.00	0.52	Final
BYDDH-14	1.35	2.60	1.25	0.69	Final
BYDDH-15	27.30	30.50	3.20	0.78	Final
BYDDH-15	79.70	80.50	0.80	0.92	Final
BYDDH-15	110.50	110.80	0.30	10.40	Final
BYDDH-15	141.00	143.00	2.00	0.80	Final
BYDDH-15	152.00	161.00	9.00	0.60	Final
BYDDH-16	25.00	26.00	1.00	1.13	Final
BYDDH-16	32.80	34.50	1.70	2.29	Final

BYDDH-17	6.90	7.55	0.65	1.04	Final
BYDDH-17	105.60	116.60	11.00	11.71	Final
BYDDH-17	128.55	129.00	0.45	0.51	Final
BYDDH-17	137.00	140.40	3.40	4.24	Final
BYDDH-17	177.00	178.00	1.00	1.27	Final
BYDDH-18	0.00	0.60	0.60	2.38	Final
BYDDH-18	56.00	56.60	0.60	1.43	Final
BYDDH-18	65.70	68.00	2.30	3.28	Final
BYDDH-18	101.20	102.00	0.80	2.95	Final
BYDDH-19	0.00	1.00	1.00	1.35	Final
BYDDH-20	13.60	16.80	3.20	3.16	Final
BYDDH-20	23.00	30.10	7.10	2.83	Final
BYDDH-20	37.40	38.80	1.40	0.94	Final
BYDDH-20	102.00	109.00	7.00	0.57	Final
BYDDH-20	162.00	165.00	3.00	10.25	Final
BYDDH-21	3.00	4.00	1.00	1.23	Final
BYDDH-21	6.70	13.20	6.50	1.74	Final
BYDDH-21	37.00	41.70	4.70	8.14	Final
BYDDH-21	55.65	56.95	1.30	1.75	Final
BYDDH-21	59.60	60.70	1.10	1.24	Final
BYDDH-22	0.00	1.50	1.50	1.70	Final
BYDDH-23	5.00	12.00	7.00	1.35	Final
BYDDH-23 - incl	10.00	12.00	2.00	3.49	Final
BYDDH-24	0.80	4.00	3.20	1.06	Final
BYDDH-24	9.00	12.00	3.00	0.78	Final
BYDDH-25	1.00	9.30	8.30	0.65	Final
BYDDH-25	1.00	9.30	8.30	0.65	Final
BYDDH-26	0.00	3.00	3.00	3.80	Final
BYDDH-26	10.00	16.00	6.00	1.15	Final
BYDDH-26	20.00	26.20	6.20	1.15	Final
BYDDH-26	104.00	105.00	1.00	1.20	Final
BYDDH-26	132.30	133.40	1.10	0.64	Final
BYDDH-26	136.00	137.00	1.00	0.52	Final
BYDDH-26	157.00	158.00	1.00	1.04	Final
BYDDH-26	168.35	169.75	1.40	4.25	Final
BYDDH-27	0.00	1.00	1.00	0.97	Prelim
BYDDH-27	10.30	11.00	0.70	3.47	Prelim
BYDDH-27	14.00	16.00	2.00	1.10	Prelim
BYDDH-27	20.00	20.90	0.90	1.84	Prelim
BYDDH-27	102.00	103.00	1.00	4.07	Prelim
BYDDH-29	3.80	4.90	1.10	0.93	Final
BYDDH-29	26.70	36.50	9.80	1.01	Final
BYDDH-29 - incl	26.70	29.80	3.10	1.51	Final
BYDDH-29 - and	32.70	36.50	3.80	1.33	Final
BYDDH-31	2.00	3.20	1.20	1.02	Final

BYDDH-31	6.20	15.00	8.80	0.72	Final
BYDDH-31	21.00	23.20	2.20	0.70	Final
BYDDH-31	26.20	35.20	9.00	7.49	Final
BYDDH-31 - incl	28.20	30.20	2.00	29.56	Final